116 Huntington Avenue

Boston, MA 02116

May 7, 2007

BY EDGAR AND BY FAX (202) 772-9205

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Melissa Hauber

Robert S. Littlepage, Jr.

Re:	American Tower Corporation (File No.: 001-14195)

Form 10-K for Fiscal Year Ended December 31, 2006, filed February 28, 2007

Ladies and Gentlemen:

On behalf of American Tower Corporation (“American Tower”), we refer to the letter dated April 25, 2007 (the “Letter”) from the staff of the Commission (the “Staff”) relating to American Tower’s Form 10-K for the year ended December 31, 2006. As discussed with the Staff in a telephone exchange with Melissa Hauber on May 4, 2007, we request an extension to May 18, 2007 to provide responses to the Letter. This request is an extension to the 10 day response requirement. We believe the additional time is required in order to properly review and finalize the responses.

If you require additional information, please telephone the undersigned or Bradley E. Singer, Chief Financial Officer, at (617) 375-7500.

Very truly yours,

/s/ Jean A. Bua

Jean A. Bua

Executive Vice President, Finance and

Corporate Controller

cc:	Bradley E. Singer

Edmund DiSanto, Esq.

American Tower Corporation

Sandra L. Flow

Cleary Gottlieb Steen and Hamilton LLP